UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey
Zona de Carga
Carretera Miguel Alemán, Km. 24 s/n
66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth Quarter 2009 Earnings Report

February 24, 2010

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, preliminary results for the fourth quarter and full year 2009 today.1

Highlights

In order to face the challenges created by the economic environment during 2009, OMA implemented a business strategy designed: first, to maintain aeronautical revenues; second, to increase non-aeronautical revenues through improving the commercial offering and passenger services in our airports and developing new lines of business; and third, to control costs and expenses.

OMA generated solid revenues in 4Q09, practically unchanged from 4Q08, despite the weak macroeconomic environment and a significant decrease in passenger traffic. We were able to mitigate the impact on EBITDA, while net income increased principally because of an increase in comprehensive financial income and a reversal in the provision for taxes.

▪
Passenger traffic decreased 11.1% to 2.8 million. Domestic traffic decreased 11.1% and international traffic decreased 10.6%. The suspension of Aviacsa operations since July 6, 2009 continued to be one of the principal factors affecting traffic during the quarter.

▪	Eleven new commercial operations opened in our airports, and the NH Mexico City Airport Terminal 2 Hotel had its first full quarter of operations.

▪
Total revenues were Ps. 483 million, a reduction of 0.8%. Aeronautical revenues per passenger increased 7.9%, and non-aeronautical revenues per passenger increased 27.6%. Monterrey, OMA’s principal airport, contributed 45.0% of revenues.

1 Unless otherwise stated, all references are to fourth quarter 2009 (4Q09) results, and all percentage changes are with respect to the same period of the prior year. Full year 2009 changes are with respect to the full year 2008. The exchange rate used for converting amounts in U.S. dollars was Ps. 13.0437 per US$.

▪
Total operating costs and general and administrative expenses increased 8.7% to Ps. 225 million in 4Q09, as a result of the additional costs from operating the hotel. OMA continues to implement cost control measures, including reductions in consumption of electricity, materials and supplies, and professional services. Excluding T2 Hotel costs, costs and operating expenses decreased 2.4%.

▪	Operating income decreased 23.6% to Ps. 110 million as a result of the addition of the T2 Hotel costs and higher depreciation and amortization; the operating margin was 22.7%.

▪	Adjusted EBITDA decreased 8.4% to Ps. 221 million, equivalent to a 45.8% margin.

▪
Consolidated net income was Ps. 163 million, an increase of 246.5% as compared to the prior year period. The increase was principally due to comprehensive financial income and the reversal of tax provisions taken earlier in the year. Earnings per share were Ps. 0.41, or US$0.25 per American Depositary Share (ADS).

▪	Capital expenditures were Ps. 227 million in 4Q09. Bank financing provided a portion of the resources used for capital expenditures.

Operating Results

Passenger Traffic

During 4Q09, flight operations and passenger traffic decreased at a slower rate than in the four previous quarters. At the same time, air cargo volume showed a significant recovery, increasing 13.5%.

The total number of flight operations (takeoffs and landings) decreased 2.3% in 4Q09 to 85,524 operations; International flight operations decreased 15.7% and domestic operations decreased 0.1%. Seven airports had increases in operations, most importantly Culiacán, Durango, Zacatecas, Mazatlán, and San Luis Potosí.

Total passenger traffic decreased 11.1% (-347,108 terminal passengers) as compared to 4Q08. While the year-over-year change continues to be negative, the reduction was less than in the prior four quarters.

The Culiacán, Durango, and Mazatlán airports recorded traffic increases, while the Monterrey, Acapulco, Ciudad Juárez, Tampico, and Zihuatanejo airports had the largest decreases (See Annex Table 1, Passenger Traffic). VivaAerobus, US Airways, West Jet, and Grupo Aeroméxico (Aeroméxico and Aeroméxico Connect) had increases in passengers. Traffic reductions resulted principally from the economic crisis, the suspension of Aviacsa (suspended since July 6, 2009), the departure from the markets of Alma and Aladia, and reductions in traffic carried by Interjet and Magnicharter.

Of total traffic, 84.5% was domestic traffic and 15.5% was international traffic; 97.2% was commercial aviation and 2.8% was general aviation. Monterrey generated 45.1% of total passenger traffic, Culiacán 9.9%, and Mazatlán 6.7%.

Domestic traffic volumes decreased 11.1% in 4Q09. Three airports had increases in domestic traffic. In Culiacán, growth came principally from increases in traffic on the Guadalajara, Mexico City, and San José del Cabo routes; in Mazatlán, the Guadalajara and Mexico City routes produced growth; and in Durango, general aviation and the Mexico City route generated growth.

OMA’s other airports had reductions in domestic traffic; the airports most affected were Monterrey, Acapulco, and Ciudad Juárez. The traffic reductions in Monterrey and Acapulco were caused principally by fewer passengers on the Mexico City and Toluca routes. In Ciudad Juárez, the reductions were generated on the Toluca and Monterrey routes.

Airlines opened four new domestic routes during the quarter and closed one route.

International traffic decreased 10.6% in 4Q09.

Three airports had increases in international traffic. The most significant increase was in Zacatecas, on the routes to Los Angeles and Chicago.

The other airports had traffic reductions. The ones with the largest impacts were Monterrey and Torreón, on the routes to Houston; and Acapulco, on the routes to Los Angeles and Houston.

During the quarter, the Zacatecas-Los Angeles route was opened, and the Monterrey-New York route was reopened.

Air Cargo volumes increased 13.5% in 4Q09.  The most significant growth occurred in San Luis Potosí, our second largest air cargo hub after Monterrey, as a result of increased domestic air freight operations.

Non-aeronautical and commercial operations

During 4Q09, we continued to increase and improve our commercial offering and the passenger services available in our airport terminals. Eleven new commercial businesses opened during the quarter, and two were remodeled.

Terminal 2 Hotel Operations

In its first four months of operation, the occupancy rate of the NH Terminal 2 Hotel in Mexico City has shown an increasing trend as a result of advertising and marketing initiatives. The principal focus has been to negotiate with airlines for providing accommodations for their crews and to market package deals for groups to hold events at the hotel. The hotel had a December occupancy rate of 32.5%, with an average room rate of Ps. 1,128 per night and revenue per available room (RevPAR) of Ps. 366.5.

Financial Results

Revenues

During 4Q09, OMA was able to offset the effect of decreasing passenger traffic on revenues principally through the growth of non-aeronautical revenues as a result of improving and expanding passenger services and the commercial offering, and the start of operations of the T2 hotel at the Mexico City airport.

Total revenues during 4Q09 were Ps. 482.7 million. The mix of revenues in 4Q09 was 77.8% aeronautical and 22.2% non-aeronautical. The Monterrey airport contributed 45.0% of total revenues, Culiacán 8.7%, and Mazatlán 7.0%.

Aeronautical revenues in 4Q09 were Ps. 380.2 million, a 4.1% reduction. The reduction in revenue was less than the reduction in traffic principally because of the increase in international passenger charges. The airports that contributed most to aeronautical revenues were Monterrey with 44.6%, Culiacán 9.4%, and Mazatlán 6.9%.

Aeronautical revenue per passenger increased 7.9%, to Ps. 136.1 in 4Q09 from Ps. 126.2 in 4Q08.

Non-aeronautical revenues increased 13.5%, led by revenues from the T2 Hotel, parking, OMA Carga, and advertising.

Hotel revenues were Ps. 11.8 million in 4Q09, of which 68.2% was room charges, 29.4% food and beverages, and 2.4% other services.

The reduction in passenger traffic had negative effects on restaurants, time-shares, and car rentals.

The airports that contributed most to non-aeronautical revenues were Monterrey with 46.4%, Mazatlán 7.7%, and Culiacán 6.0%; the NH Terminal 2 Hotel accounted for 11.5% of non-aeronautical revenues.

Non-aeronautical revenue per passenger increased 27.6% to Ps. 36.7 in 4Q09 from Ps. 28.7 in 4Q08. Non-aeronautical revenues per passenger, excluding the Hotel, increased 12.9% to Ps. 32.4 in 4Q09 from Ps. 28.7 in 4Q08.

Costs and operating expenses

OMA implemented measures to control costs in order to mitigate the impact on results of the decrease in passenger traffic.

Cost of services and general and administrative expenses increased a combined 8.7%, as a result of the addition of costs of hotel operations of Ps. 24.6 million. Excluding T2 hotel costs and expenses, cost of services and general and administrative expenses decreased 2.4% as compared to 4Q08. The areas where there were the greatest reductions were electricity, materials and supplies, and professional services, among others.

Airport concession tax increased 5.9%. This tax is 5% of gross revenues, and the increase reflects a reduction in the provision for this tax made in 4Q08.

The technical assistance fee decreased 18.8%. This fee is charged as the higher of US$3.0 million per year or 5% of Adjusted EBITDA before technical assistance.

The operating results of the Hotel are not included in calculating the airport concession tax or the technical assistance fee.

Depreciation and amortization increased 13.8% during 4Q09, as a result of a higher level of investments.

Total costs and operating expenses increased 8.8% to Ps. 373.0 million, principally because of the addition of the operating costs of the Hotel and higher depreciation and amortization.

Operating income and Adjusted EBITDA

Operating income was Ps. 109.7 million in 4Q09, a decrease of 23.6% as compared to the prior year period. The reduction reflected the decrease in revenues, the additional costs from operating the hotel, and higher depreciation and amortization.  The operating margin in 4Q09 was 22.7%, 6.8 percentage points below the same period of 2008.

Adjusted EBITDA, which is equivalent to UAFIDA in Mexico, decreased less than passenger traffic. Adjusted EBITDA decreased 8.4% during 4Q09 to Ps. 221.3 million. The Adjusted EBITDA margin was 45.8%, 3.9 percentage points below the 4Q08 level.

Other income (expense), financing expense, and taxes

There was comprehensive financing income of Ps. 1.3 million in 4Q09, as compared to comprehensive financing expense in the prior year period. This resulted principally from an exchange gain in the 2009 period, as compared to an exchange loss the previous year. Net Interest income in 4Q09 also included the effect of the capitalization of Ps. 17.5 million in interest expense for construction work recorded in previous quarters of 2009.

Income tax was a credit of Ps. 46.1 million in 4Q09, as a result of a reversal of tax provisions accrued in prior quarters of 2009, for both cash income taxes and cash minimum corporate flat rate tax (IETU) payments.

In December 2009, the Mexican government published the decree making effective changes in the income tax law effective January 1, 2010. These changes include an increase in the income tax rate from 28% to 30% for 2010-2012, decreasing to 29% in 2013, and 28% in 2014 and thereafter. The law also changes the procedures for payment of deferred taxes for groups that pay tax on a consolidated basis. OMA and its subsidiaries will pay income tax at the 30% rate in 2010, which could have an effect on OMA’s cash flow. OMA and its subsidiaries do not pay tax on a consolidated basis, and accordingly the tax law changes as regards consolidation will not have any effect on the Company.

Net Income

Consolidated net income in 4Q09 was Ps. 162.6 million, an increase of 246.5% as compared to 4Q08. The increase was principally because of taxes and comprehensive financing income, as discussed above.

Net income of majority interest was Ps. 163.6 million, an increase of 248.3% as compared to 4Q08.

Earnings per share and per ADS increased as compared to 4Q08. Earnings per share were Ps. 0.41, and earnings per ADS were US$0.25 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 4Q09 capital expenditures were Ps. 227 million, including both Master Development Plan (MDP) investments and strategic investments.

The most important MDP investments during the fourth quarter were:

▪
Construction of phase 2 of the road network and parking area, installation of signage inside Terminal B, construction of a waste water treatment plant, installation of emergency generators for mechanical boarding equipment,,, and lighting for the satellite terminal building at the Monterrey airport;

▪	Improvements to the backup electric circuit for runway lights and visual aids at the Tampico airport;

▪	Replacement of concrete slabs in the operating areas of the Acapulco, Mazatlán, Tampico, and Zihuatanejo airports;

▪	Construction and reconfiguration of the general aviation buildings at the Reynosa and Durango airports;

▪	Construction of a helicopter landing pad at the Tampico airport.

Full Year 2009 Summary

In the full year 2009, OMA generated solid financial results despite the adverse environment for the air transport industry. Total revenues were Ps. 1,896.3 million, Adjusted EBITDA was Ps. 971.3 million, and net income reached Ps. 469.5 million.

The number of flight operations, total passenger traffic, and air cargo volumes decreased 15.6%, 18.1%, and 8.6%, respectively. The global financial crisis that began in 2008, Mexico’s deep economic recession in 2009, the H1N1 flu outbreak in April and May, and the suspension of Aviacsa in July all had significant effects on operations.

In this environment, OMA launched strategic initiatives. The principal actions were steps to protect aeronautical revenues, including the termination of the special incentive program for the Monterrey airport (in September 2008); to increase and improve our commercial offering and the passenger services available in our airport terminals and to start new commercial services, such as the NH Terminal 2 Hotel in Mexico City; and to enforce a policy of strict controls on costs and expenses. With these actions, OMA was able to mitigate the impact of the reduction in passenger traffic on revenues and Adjusted EBITDA, which decreased only 4.6% and 7.9%, respectively.  These actions also mitigated the impact on Adjusted EBITDA margins, with a full year margin of 51.2%, as compared to 53.0% in 2008.

Full year tax provision decreased 67.4% as a result of a reduction in the provision for income tax and IETU, with an effective tax rate of 14.2%. Earnings per share were Ps. 1.19, or US$ 0.73 per ADR.

Liquidity

During the full year 2009, operating activities generated cash of Ps. 436.1 million. The reduction in operating cash flow as compared to 2008 was principally the result of reductions in accounts payable.

As of December 31, 2009, OMA’s total debt was Ps. 673.6 million in short- and long-term bank debt, of which Ps. 542.8 million contributed to cash flow from financing in the year. These resources were used principally to finance capital expenditures, which included Ps. 385.8 million in investment in airport concessions, acquisition of land, machinery and equipment for Ps. 103.6 million, and investment in the T2 hotel of Ps. 113.2 million.

Operation of the share repurchase program generated Ps. 66.5 million in 2009.

Dividends paid were Ps. 411.5 million; these include the third (January 15, 2009) and fourth (April 15, 2009) installments of the dividend declared for 2007, and the first (July 15, 2009) and second (October 15, 2009) installments of the dividend declared for 2008.

OMA had a net increase in cash of Ps. 10.3 million during 2009, with a balance of cash and cash equivalents of Ps. 267.7 million as of December 30, 2009. (See Annex Table 4.)

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Third quarterly payment of 2008 dividend: On January 15, 2010 the third quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 24, 2009 was paid. The amount was Ps.0.25 per share.

Increase in long-term bank credit facilities: On February 3, 2010, the size of the long-term bank credit facility was increased to Ps. 700 million from Ps. 500 million. The terms and conditions of the credit facility were unchanged. This credit is available to be used for financing working capital and capital investments.

OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on February 25, 2010 at 10:00 am Eastern time, 9:00 am Mexico City time.

The conference call is accessible by calling (877) 941-2322 toll-free from the U.S. or +1 (480) 629-9715 from outside the U.S. The conference ID is 4230396. A taped replay will be available through March 4, 2010 at (800) 406-7325 toll free or +1 (303) 590-3030, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Passenger Traffic

(Terminal passengers-excludes transit passengers)

Total Passengers	4Q 08	4Q 09	% Var	2008	2009	% Var
Acapulco	247,572	184,944	**(25.3)**	1,087,974	839,048	**(22.9)**
Ciudad Juárez	179,717	144,294	**(19.7)**	903,129	631,111	**(30.1)**
Culiacán	243,695	275,457	**13.0**	1,099,038	1,062,893	**(3.3)**
Chihuahua	193,149	182,982	**(5.3)**	833,793	745,165	**(10.6)**
Durango	48,505	52,867	**9.0**	233,471	213,394	**(8.6)**
Mazatlán	185,334	188,130	**1.5**	833,714	743,556	**(10.8)**
Monterrey	1,467,352	1,260,619	**(14.1)**	6,586,190	5,199,895	**(21.0)**
Reynosa	64,374	60,503	**(6.0)**	247,339	215,392	**(12.9)**
San Luis Potosí	55,074	51,391	**(6.7)**	261,049	206,500	**(20.9)**
Tampico	145,090	114,803	**(20.9)**	582,328	470,304	**(19.2)**
Torreón	111,137	101,554	**(8.6)**	481,265	394,377	**(18.1)**
Zacatecas	66,738	63,665	**(4.6)**	267,344	251,602	**(5.9)**
Zihuatanejo	132,832	112,252	**(15.5)**	644,029	545,051	**(15.4)**
Total	**3,140,569**	**2,793,461**	**(11.1)**	**14,060,663**	**11,518,288**	**(18.1)**

Domestic Passengers	4Q 08	4Q 09	% Var	2008	2009	% Var
Acapulco	199,952	148,011	**(26.0)**	818,671	636,418	**(22.3)**
Ciudad Juárez	179,329	144,059	**(19.7)**	901,584	630,141	**(30.1)**
Culiacán	239,933	272,268	**13.5**	1,067,638	1,047,558	**(1.9)**
Chihuahua	174,314	164,986	**(5.4)**	747,972	676,744	**(9.5)**
Durango	45,311	48,901	**7.9**	210,904	196,388	**(6.9)**
Mazatlán	96,675	101,540	**5.0**	436,985	394,869	**(9.6)**
Monterrey	1,259,909	1,083,377	**(14.0)**	5,631,394	4,516,441	**(19.8)**
Reynosa	64,056	60,065	**(6.2)**	246,152	213,770	**(13.2)**
San Luis Potosí	37,157	35,983	**(3.2)**	178,604	144,847	**(18.9)**
Tampico	132,130	104,520	**(20.9)**	530,907	430,658	**(18.9)**
Torreón	94,581	88,136	**(6.8)**	404,066	341,265	**(15.5)**
Zacatecas	48,537	43,003	**(11.4)**	187,675	165,834	**(11.6)**
Zihuatanejo	85,894	66,824	**(22.2)**	370,272	317,250	**(14.3)**
Total	**2,657,778**	**2,361,673**	**(11.1)**	**11,732,824**	**9,712,183**	**(17.2)**

International Passengers	4Q 08	4Q 09	% Var	2008	2009	% Var
Acapulco	47,620	36,933	**(22.4)**	269,303	202,630	**(24.8)**
Ciudad Juárez	388	235	**(39.4)**	1,545	970	**(37.2)**
Culiacán	3,762	3,189	**(15.2)**	31,400	15,335	**(51.2)**
Chihuahua	18,835	17,996	**(4.5)**	85,821	68,421	**(20.3)**
Durango	3,194	3,966	**24.2**	22,567	17,006	**(24.6)**
Mazatlán	88,659	86,590	**(2.3)**	396,729	348,687	**(12.1)**
Monterrey	207,443	177,242	**(14.6)**	954,796	683,454	**(28.4)**
Reynosa	318	438	**37.7**	1,187	1,622	**36.6**
San Luis Potosí	17,917	15,408	**(14.0)**	82,445	61,653	**(25.2)**
Tampico	12,960	10,283	**(20.7)**	51,421	39,646	**(22.9)**
Torreón	16,556	13,418	**(19.0)**	77,199	53,112	**(31.2)**
Zacatecas	18,201	20,662	**13.5**	79,669	85,768	**7.7**
Zihuatanejo	46,938	45,428	**(3.2)**	273,757	227,801	**(16.8)**
Total	**482,791**	**431,788**	**(10.6)**	**2,327,839**	**1,806,105**	**(22.4)**

See notes and disclaimers

Annex Table 2

Annex Table 3

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement

(Thousands of pesos)

	Through December 31,		
	2008	**2009**	**% Var.**
Operating activities			
Income before taxes	**780,709**	**547,309**	**(29.9)**
Items related to investing activities			
Depreciation and amortization	366,719	411,890	12.3
Interest income	(65,813)	(22,093)	n/a
Items related to financing activities			
Interest expense	2,646	48,288	1,724.9
Non-cash exchange loss (gain)	67,835	(5,119)	n/a
	1,152,096	**980,275**	**(14.9)**
Changes in:			
Trade Accounts receivable- net	(127,965)	(34,671)	n/a
Recoverable taxes	(274,323)	(53,396)	n/a
Other accounts receivable	2,387	10,869	355.3
Accounts payable	(11,574)	(350,264)	n/a
Taxes and acumulated expenses	(40,896)	764	(101.9)
Accounts payable to related parties	158,101	(112,583)	n/a
Advances from customers	1,666	(2,873)	n/a
Guarantee deposits	984	(1,203)	n/a
Benefits to employees	(14,273)	1,589	n/a
Statutory employee profit sharing	(6,509)	(442)	n/a
Deferred statutory employee profit sharing	(104,230)	-	n/a
Net flow from operating activities	**735,464**	**436,065**	**(40.7)**
Investment activities			
Land, machinery and equipment acquisition	(1,375,586)	(216,777)	n/a
Investment in airport concessions	(558,310)	(385,846)	n/a
Other assets	(14,519)	(3,858)	n/a
Interest income	65,813	22,093	(66.4)
Net flow from investing activities	**(1,882,602)**	**(584,388)**	**n/a**
Cash flow before financing activities	**(1,147,138)**	**(148,323)**	**n/a**
Financing activities			
Use of cash to repurchase shares	(53,345)	66,538	n/a
Bank loans	130,863	542,783	314.8
Interest expense	(2,646)	(48,288)	n/a
Dividend paid	(428,218)	(411,537)	n/a
Minority interest	1,200	9,140	661.7
Net cash flow from financing activities	**(352,146)**	**158,637**	**n/a**
Net increase (reduction) in cash and cash equivalents	**(1,499,284)**	**10,314**	**n/a**
Cash and equivalents at beginning of period	1,756,704	257,420	(85.3)
Cash and equivalents at end of period	**257,420**	**267,734**	**4.0**

Annex Table 5

     Notes and disclaimers

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization, and excludes other income (expense). Adjusted EBITDA is equivalent to the concept UAFIDA in Mexico. Adjusted EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA and Adjusted EBITDA are not defined under U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

    Cargo unit: equivalent to 100 kg of cargo.

Earnings per share and ADS: uses the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

Exchange rate: Amounts in U.S. dollars (US$) are converted at the December 31, 2009 exchange rate of Ps. 13.0437/US$, as published in the Official Diary of the Federation.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with current MFRS and their Interpretations (INIFs). These standards differ in certain significant respects from U.S. GAAP.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA, Tarifa de Uso de Aeropuerto): departing passengers, excluding connecting passengers, diplomats, and infants.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Revenue per available room (RevPAR): an indicator widely used in the hotel industry, and defined as total guest room revenue divided by the number of rooms available, excluding rooms that are not available because of repairs or other reasons.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited, preliminary statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 960 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                       Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 24, 2010